VIA EDGAR	July 10, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Wynn
Anne Nguyen Parker

John Cannarella

Jill Davis
George Schuler

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 3 to
Registration Statement on Form SB-2
Filed April 25, 2007
File No. 333-139037

Reference is made to Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on April 25, 2007, and Staff’s comments under cover of its letter dated June 8, 2007.

We note that your June 8, 2007 is addressed to the attention of Mr. William E. McKechnie. Please refer to our letter dated April 25, 2007 in response to Staff’s comments under cover of their letter dated April 12, 2007 wherein we advised you that Mr. McKechnie is no longer with Xtra-Gold as discussed in Amendment No. 2. We would appreciate your addressing future correspondence to the undersigned, James Longshore, President and to Richard Grayston, Chairman. We would further appreciate your amending your records to reflect our new office address as noted in this letter.

Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which includes updated disclosure, including in response to Staff’s comments of June 8, 2007. For ease of reference, we have used the same numeric sequence to correspond with Staff’s numbered comments in its June 8, 2007 letter.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

Phone:	(416) 366-4227	E-mail:	jameslongshore@hotmail.com
Fax:	(416) 366-4225	Web Site:	www.xtragold.com

In response to Staff’s comments, please be advised as follows:

Amendment No. 3 to Registration Statement on Form SB-2

General

1.                     With respect to our response to comment 1 of your June 8, 2007 letter, we have included financial statements for the three months ended March 31, 2007 in Amendment No. 4. We are mindful of the need to update all information in each amendment, and have updated the information in Amendment No. 4 to the most recent practicable date.

2.                     With respect to our response to comment 2 of your June 8, 2007 letter, we have included the consent from our independent registered accountant in Amendment No. 4.

Significant Accounting Policies

Mineral Properties and Exploration and Development Costs

3.                     With respect to our response to comment 3 of your June 8, 2007 letter, it is true that depletion calculations will exclude the non-recoverable reserves and anticipated processing losses, and as such, we have amended our accounting policy to our unaudited financial statements for the three months ended March 31, 2007 to reflect this.

Note 4. Acquisitions

4.                     With respect to our response to comment 4 of your June 8, 2007 letter, we have reviewed our disclosure on page 22 of Amendment No. 3. It does not state that “the valuation of the mineral property was based on the estimated placer gold reserves of 216,800 ounces”. It states “The March 2006 Supplemental Report confirmed the proven (measured) reserves of 216,800 ounces referred to in the Feasibility Studies.”

With respect to the valuation of XG Mining, there were three possible options as follows:

1.	The fair value of the consideration paid (the stock issued);
2.	The fair value of the debt retired as a result of the share issuance; and
3.	The fair value of the net asset received.

The following was considered in deciding which option provided the most reliable measurement for the acquisition of XG Mining:

Paragraph 23 of SFAS 141:

“Paragraph 23 of SFAS 141 states “If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult.”

We do not believe the quoted market price is the fair value of the equity instruments because the company’s shares did not trade on an exchange.

Paragraph 6 of SFAS 141:

“Measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

We believe that the net assets received is a more reliable measurement because we have data to show proven and probable ore reserves, and therefore be able to measure the fair value of the assets received. Please note that we have provided this response in your previous comment letter dated December 28, 2006.

With respect to other relevant factors of the negotiations with the prior owners of XG Mining, please review the share purchase agreements entered into with the trustee on behalf of the note and debenture holders (filed as Exhibits 10.4 and 10.5 to our SB-2 registration statement filed on November 30, 2006) which clearly outlines the terms of negotiations with the prior owners. In summary, the total debt retired was $13,104,159.92 of debt owed to the Trustee which was converted into 2,698,350 shares of Xtra-Gold. However, we believe the fair value of the net assets received was more reliable than the value of the debt retired because it represented a more current valuation.

We therefore do not believe that other competing offers and share price are relevant because, at the time of completing the transaction to acquire XG Mining, our common stock was held by limited shareholders and there was no market for our common stock. The fair value of the assets received was the most reliable measurement, and we believe this complies with US GAAP.

Engineering Comments

General

5.                      On May 15, 2007, the undersigned participated in a conference with SEC Staff; namely John Cannarella. During this call, Mr. Cannarella stated that if our company was able to verify its reserves, then it would be unlikely that the SEC would have further comments with respect to the accounting treatment of the acquisition (of the Goldenrae Shares). The undersigned also spoke with SEC Staff; namely Roger Baer, the SEC’s former mining engineer, in the presence of John Cannarella. Mr. Baer advised the undersigned that he was satisfied with John Rae’s work to outline the proven (measured) reserves as contained in his supplemental report dated March 7, 2006 which was filed as Exhibit 99.1 to our Amendment No. 2. However, Mr. Baer requested that we prepare a cash flow analysis to demonstrate that the entire proven (measured) reserves could be produced economically. He also requested an explanation as to how we would mine the proven (measured) reserves differently than the previous operator, to ensure an economically viable operation. As requested by Mr. Baer, we submitted our letter dated May 21, 2007 to the SEC as supplemental information in response to his request for additional information. This letter enclosed the cash flow analysis referred to above.

With respect to our response to comment 5 of your June 8, 2007 letter, we wish to further demonstrate below in detail our proven (measured) reserves:

•	In the “1989 Feasibility Study”, page 3:19, table 3.9.1 entitled “Kwabeng and Pameng Resource and Reserve Summaries” the mineable reserves are listed as follows:

Kwabeng	4,662,000 m3 at 0.55 g/m3 equates to 82,438 raw ounces

Pameng	2,359,000 m3 at 0.60 g/m3 equates to 45,506 raw ounces

When the “1989 Feasibility Study” was completed, there was a total of 127,944 raw ounces of gold, which meets international recognized standards as a proven (measured) reserve.

•

In 1991, a supplemental report was completed entitled “Review of Mining Operations and Alternatives for the Kwabeng Alluvial Gold Project”, based on the original Feasibility Study of 1989. More work had been completed to expand the reserve. Please refer to pages 4:2 and 4:3, where Staff can review the updated reserves summaries. The reserves were split between the “Floating Washplant” and “Land Based Plant” as follows:

Kwabeng:

Floating Washplant	2,795,000 m3 at 0.552 g/m3 equates to 49,603 raw ounces

Land Base Plant	2,337,000 m3 at 0.543 g/m3 equates to 40,799 raw ounces

Total of 90,402 raw ounces of gold

Pameng:

Floating Washplant	2,085,000 m3 at 0.604 g/m3 equates to 40,489 raw ounces

Land Base Plant	826,000 m3 at 0.547 g/m3 equates to 14,526 raw ounces

Total of 55,015 raw ounces of gold

Upon completion of this supplemental report, there was a revision upward of 145,417 raw ounces of gold, which meets international standards as a proven (measured) reserve.

•

In 1994, there was a “Feasibility Study” prepared to develop the Apapam Concession reserves. Enclosed please find an additional supplemental report which is a current 2007 Feasibility Study prepared for Xtra-Gold Resources Corp. entitled “Apapam Concession, Kibi”.

The mineable reserve is currently 3,719,000 m3 at an average grade of 0.627 g/m3, which equates to 74,969 raw ounces of proven (measured) reserves.

•

Further work had been completed to expand the Kwabeng and Pameng reserves from the completion of the 1991 supplemental report up until 1994. These updated reserves are listed on page 35 in the John Rae March 2006 supplemental report entitled “Goldenrae Evaluation”, which shows a total mineable reserve for the three concessions as 229,721 raw ounces.

•	On April 17, 2007, John Rae provided the SEC with a letter that was submitted as supplemental information certifying the proven (measured) reserves of 216,800 ounces of gold.

We have provided Staff with all feasibility studies (final or bankable) and supplemental reports dating back to 1989. All of these reports meet international recognized industry standards. Pursuant to Mr. Baer’s verbal request on May 15, 2007, we provided our cash flow analysis for the life of the proven (measured) reserves. We trust that the foregoing provides clarity and demonstrates to Staff the existence of the proven (measured) ore reserves.

We have enclosed, as further supplemental information, a revised cash flow analysis, which represents a study employing the historic three-year average price for the economic analysis. The enclosed cash flow analysis (study) demonstrates that the mineral deposit can be mined profitably at a commercial rate.

We have received all necessary permits and authorizations and the primary environmental documents have been filed with the appropriate governmental authorities. In this regard, we are enclosing as supplemental information, the Environmental Impact Study, prepared by an independent EPA consulting firm which was submitted to the appropriate governmental authorities; namely the Environmental Protection Agency Ghana, (“EPA Ghana”) in October 2006, together with the EPA permit issued by the EPA Ghana in January 2007 authorizing us to commence and pursue mining operations at our Kwabeng Project.

Staff notes that they require a new “bankable” feasibility study updated within 3 years of the original study to be valid. We have read Industry Guide 7 in detail and we have not found any guidelines limiting the time frame on a feasibility study. We would appreciate Staff’s advice as to the legal or accounting authority that the SEC is relying upon to believe that a new feasibility study is required within three years of the original study. We have arranged for the preparation of and enclose as supplemental information a 2007 feasibility study prepared for our Apapam Concession. Please note that industry standards for a feasibility study represent the last and most detailed step in the engineering process for evaluating a mining project for a “go/no-go” decision and for financing purposes. Accuracy of a feasibility study is typically + or – 15%. Due to the fact that we are a producing mining company in accordance with Section 7 of Industry Guide 7, and will be paying royalties to the Republic of Ghana on a quarterly basis, our numbers are more reliable than that of any past feasibility study.

We agree with Staff that John Rae stated the Apapam reserves as being an “indicated” resource in his supplemental report. We have reverted to John Rae to obtain an updated and amended supplemental report to eliminate the confusion. With respect to the confusion, it is our understanding that John Rae could not state the increase reserves based on his pits in 2006 and the Bonte pits as being proven as there was insufficient in-fill pits in order to be categorized as proven (measured) reserves. However, Mr. Rae has since updated his report by way of an Amended Supplemental Report dated June 19, 2007 which we are enclosing as supplemental information. We trust that this report together with the Minproc Feasibility Studies and the 1994 and 2007 Apapam feasibility studies now eliminate any confusion or doubt with respect to our proven (measured) reserves.

We previously provided Staff with detailed a cash flow analysis to demonstrate that our proven (measured) reserves can be mined profitably at a commercial rate. As of July 7, 2007, we have treated 62,110.50 m3 of ore through our Plant and produced 1,338.14 fine ounces of gold at an average grade of 0.73g/m3 compared to an original grade reported by Minproc of 0.58 g/m3. This data substantiates the findings contained in John Rae’s March 2006 supplemental report that the proven (measured) reserves were underestimated.

Staff has requested that we use the historic three-year average price for our economic analysis. Accordingly, we have enclosed an updated cash flow analysis employing the requested gold price by Staff.

With respect to our cash flow analysis, we agree with Staff that that we utilized a higher gold price than the historic three year average. As stated above, we have enclosed as supplemental information, a revised cash flow analysis (study) employing the historic three-year average price for the economic analysis. We further agree with Staff that we utilized a gold feed grade that was 60% higher. In our initial production numbers, our grade is indicated as being 0.739 g/m3, which is 27% above historical estimate. We have calculated that the wash plant (the “Plant”) had an overall loss of 0.132g/m3. We have identified where the losses have occurred in the Plant, and we are currently making modifications to the Plant to prevent this level of loss occurring in the future. We are confident that the losses will be reduced to 0.08 g/m3 once this modification is made. This will increase the grade to 0.819 g/m3.

Also, the area that we are mining is a low grade area, and we want to bring the Plant losses to a minimum prior to commencing mining of the higher grade areas. Once the Plant losses are reduced, we will start mining the higher grade areas where we are confident in achieving a grade of 1.0 g/m3.

6.                          With respect to our response to comment 6 of your June 8, 2007 letter, we acknowledge that, as of March 31, 2007, we were still a development stage company. However, as of April 24, 2007, we commenced production at our Kwabeng Project and we continue to extract or produce our proven (measured) reserves at this project. As of July 6, 2007, we have produced 1,338.14 fine ounces of gold, resulting in a reduction of our proven (measured) reserves to approximately 215,462 ounces of gold. Therefore, we believe that as of April 24, 2007, we are classified as a producing mining company in Ghana and, as stated above, we have obtained all of the necessary government permits in order to produce our proven (measured) reserve. We engage the services of approximately 100 workers for our XG Mining operations and we will be paying government royalties on production on a quarterly basis. Under Industry Guide 7, we clearly meet the definition of production stage which “includes all issuers engaged in the exploitation of a mineral deposit (reserve)”. We believe that the foregoing additional information substantiates this.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274. Please note that our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612 will be out of the country from July 11 and returning to the office on August 1.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore
Enclosures	President

cc:	Roxanne K. Beilly
Richard W. Grayston, Chairman